SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Steben Select Multi-Strategy Master Fund

(Name of Issuer)

Steben Select Multi-Strategy Master Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

With a copy to:
Francine Rosenberger c/o Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878 (240) 631-7602	Pablo Man K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 951-9209

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

March 4, 2019

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$54,847,063.55 (a)	$6,647.46 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(b)	Calculated at $121.20 per million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.	Issuer Information.

(a) The name of the issuer is the Steben Select Multi-Strategy Master Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and the telephone number is 800.726.3400.

(b) Reference is hereby made to the Summary Term Sheet of the Offer to Purchase that is incorporated herein by reference.

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Registration Statement dated July 30, 2018 which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated by reference.

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing person is Steben Select Multi-Strategy Master Fund. The Fund’s principal executive office is located at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and the telephone number is 800.726.3400. The Investment Manager of the Fund is Steben & Company, Inc. The principal executive office of the Investment Manager is located at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and the telephone number is 240.631.7600. The Investment Manager’s investment committee (“Investment Committee”) members are Messrs. Kenneth E. Steben, John Dolfin and Ms. Basak Akiska (herein defined as the “Managers”). Their address is c/o Steben & Company, Inc., at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and the telephone number is 240.631.7600.

Item 4.	Terms of This Tender Offer.

(a) (1) (i) On March 4, 2019, the Board of Trustees of Fund approved the liquidation of the Fund and adopted the Plan of Liquidation, Dissolution and Termination (the “Plan”), pursuant to which the Fund will liquidate and dissolve in accordance with the terms and conditions thereof. The Fund may not be able immediately to liquidate all of its assets and distribute the proceeds to Shareholders because certain of the Fund’s investments may be subject to liquidity restrictions. Accordingly, it is anticipated that the Fund may be required to hold certain of its assets for an extended period, in which case the liquidation of the Fund may correspondingly be delayed. The Fund is making the Offer in order to pro-vide Shareholders with an opportunity to have their Shares (as defined below) repurchased as soon as practicable without having to wait for the final liquidation and dissolution of the Fund.

On the terms and subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to the full net asset value of the Fund as of the Valuation Date that are tendered by Shareholders by 5:00 p.m., Eastern Time, on March 29 (“Notice Due Date”) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on March 31, 2019 or a later date determined by the Board to correspond with any extension of the offer (“Repurchase Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2019 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 3 “Offer to Purchase and Price” and Section 7 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

A Shareholder may only tender all of its Shares. Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter notifying Shareholders that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date. Shareholders will be paid an amount equal to the net asset value, determined as of the Valuation Date, of the Shares being purchased, as set forth in the Offer to Purchase.

Generally, payments for a repurchase will be in the form of cash distributions and/or in kind distributions equal to the value of the Shares repurchased.

(iii) The scheduled expiration date is 5:00 p.m., Eastern Time, March 29, 2019, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv) Not applicable.

(v) Reference is hereby made to Cover Page, Summary Term Sheet and Section 8 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Reference is hereby made to Section 6 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) Reference is hereby made to the Cover Page, Section 5 “Procedure for Tenders” and Section 6 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii) Reference is hereby made to Section 5 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix) Reference is hereby made to the Cover Page and Section 7 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x) Reference is hereby made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(2)     Not applicable.

(b)  Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The Fund’s Prospectus dated July 30, 2018 (“Prospectus”), which is provided to each Shareholder in advance of purchasing Shares, provides that the Fund’s Board has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Investment Manager expects that it will recommend to the Board that the Fund offer to repurchase Shares with a Valuation Date quarterly on or about March 31, June 30, September 30 and December 31 of each year. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Manager or the Fund’s Board, or any person controlling the Fund or controlling the Investment Manager or the Fund’s Board; and (ii) any person, with respect to Shares.

Item 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a)       Reference is hereby made in Section 2 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)       Reference is hereby made in Section 2 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)       Reference is hereby made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

IT IS EXPECTED THAT THE FUND WILL LIQUIDATE, DISSOLVE AND TERMINATE AS PROMPTLY AS PRACTICABLE FOLLOWING THE COMPLETION OF THE OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PLAN. SHAREHOLDERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. ALTHOUGH THE ADVISER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS OF THE FUND AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME. AS A RESULT, SHAREHOLDERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (WHETHER POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE. IN ADDITION, SUCH A LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE 1940 ACT, AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS. ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER. ALTHOUGH THE FUND IS OFFERING TO PURCHASE SHARES IN AN AMOUNT UP TO THE FULL NET ASSET VALUE OF THE FUND, AS SET OUT IN THE OFFER TO PURCHASE, THE ADVISER OR AN AFFILIATE DOES NOT INTEND TO TENDER ANY OF ITS SHARES, AND THE ADVISER OR ONE OR MORE OF ITS AFFILIATES ARE EXPECTED TO REMAIN SHAREHOLDERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS. AS A RESULT, THE REMAINING SHAREHOLDER(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND’S PORTFOLIO DURING LIQUIDATION.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(d) Reference is hereby made to Section 7 “Repurchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a) The Fund does not hold any Shares in treasury.

(b) Reference is made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. On March 4, 2019 the Fund ceased offering its Shares.

Item 9.	Persons/Assets Retained, Employed, Compensation or Used.

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	Financial Statements.

The Fund commenced operations on August 1, 2013. The audited financial statements for the Fund as of March 31, 2018 and unaudited financial statements for the Fund as of September 30, 2018, filed with the SEC on EDGAR on Form N-CSR on June 8, 2018 and December 6, 2018, respectively, are hereby incorporated by reference. Copies of the Fund’s financial information may be found online at www.sec.gov or may be obtained free of charge by calling 240.631.7600.

Item 11.	Additional Information.

(a)	(1) None.
(2) None.
(3) Not Applicable.
(4) None.
(5)None.

(b)	None.

Item 12.	Exhibits.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

99.1	Cover Letter to Offer to Repurchase.
99.2	Offer to Repurchase.
99.3	Form of Letter of Transmittal.
99.4	Form of Notice of Withdrawal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2019

STEBEN SELECT MULTI-STRATEGY MASTER FUND

By:	/s/ Kenneth E. Steben
Name:	Kenneth E. Steben
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Cover Letter to Offer to Repurchase.
99.2	Offer to Repurchase.
99.3	Form of Letter of Transmittal.
99.4	Form of Notice of Withdrawal of Tender.